

July 14, 2014

Via E-Mail
Mr. Mark Sadler
Chief Financial Officer
Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, NV 89511

      Re: Tahoe Resources Inc.
              Form 40-F for the Year Ended December 31, 2013
              Filed March 17, 2014
              File No. 001-35531

Dear Mr. Sadler:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.2 – Consolidated Financial Statements
Notes to Consolidated Financial Statements, page 5
Note 2. Significant Accounting Polices
Depreciation of Mineral Property, Plant and Equipment - Units of Production Basis, page 9

1. In future filings, please disclose the depletion base you utilize to deplete your mining assets (e.g. Measured, Indicated and/or Inferred Resources).   Please provide us your proposed disclosures.

Mr. Mark Sadler
Tahoe Resources Inc.
July 14, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Jamie Kessel at 202-551-3727 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining